Reorganizations

On June 16, 2009, the RMR Asia Pacific Real Estate Fund (the "Fund") acquired all of the assets and assumed all of the liabilities of Old RMR Asia Pacific Real Estate Fund ("Old RAP"), pursuant to an agreement and plan of reorganization approved by the boards of trustees of Old RAP and the Fund on March 26, 2009, and by the shareholders of Old RAP at a special meeting on June 4, 2009. It is expected that this transaction qualifies as a tax free reorganization for U.S. federal income tax purposes.

As a result of this reorganization, each holder of Old RAP common shares received common shares of the Fund having an aggregate net asset value (NAV) equal to the aggregate NAV of the common shareholder's Old RAP common shares. As of the close of business on June 16, 2009, the NAV of Old RAP was $9.993 per common share and the NAV of the Fund was $12.98 per common share. The Fund completed a 1.5:1 reverse stock split on Tuesday, June 16, 2009. Each common share of Old RAP was converted into 0.513 common shares of the Fund. Immediately after this reorganization, the combined net assets of the Fund amounted to $17,602,113. In connection with this reorganization, the Fund has assumed the accounting and performance history of Old RAP.

Also on June 16, 2009, the Fund acquired all of the assets and assumed all of the liabilities of RMR Asia Real Estate
Fund ("RAF"), pursuant to an agreement and plan of reorganization approved by the boards of trustees of RAF and the Fund on March 26, 2009, and by the shareholders of RAF at a special meeting on June 4, 2009. It is expected that this transaction qualifies as a tax free reorganization for U.S. federal income tax purposes.

As a result of the reorganization, each holder of RAF common shares received common shares of the Fund having an aggregate NAV equal to the aggregate NAV of the common shareholder's RAF common shares. As of the close of business on June 16, 2009, the NAV of RAF was $9.989 per common share and the NAV of the Fund was $19.479 per common share, after effecting a 1.5:1 reverse stock split described above.
Each common share of RAF was converted into 0.513 common shares of the Fund. Immediately after this reorganization, the combined net assets of the Fund amounted to $65,101,489.

The opening NAV of the Fund on Wednesday, June 17, 2009, after these reorganizations were completed, was $19.474.